August 2, 2024

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

       Re: Knorex Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 26, 2024
           CIK No. 0001982960
Dear Khar Heng Choo:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 25, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Risk Factors
Our success depends on acquiring new customers..., page 13

1. We note your response to prior comment 1. As you indicate in your response, Customer
       A accounted for 17.4% of your revenues in fiscal 2022 and 40% in fiscal 2023. Due to the significance of revenues attributed to this Customer, it is not clear how the diversity of your customer base diminishes the importance of Customer A. Therefore, we continue to believe you should revise your disclosure to discuss the material terms of your agreements with Customer A and file the agreements as exhibits to your registration statement.
 August 2, 2024
Page 2

       Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology